Exceed Company Ltd.

Unit F, 24/F, China Overseas Building

139 Hennessy Road, Wanchai, Hong Kong.

T: +852 2153 2771

April 4, 2012

Crowe Horwath LLP

15233 Ventura Blvd, Ninth Floor

Sherman Oaks, California 91043

Dear Mr. Dulek,

First of all, Exceed Company Ltd. (“Exceed”) would like to express its thanks to you and your company for all your services and efforts in the past years on our behalf.

As Exceed continues to grow, our Audit Committee has considered our options for moving forward and determined that it is in Exceed best interest to engage another firm to serve as Exceed’s auditor. Consequently, we are terminating the Audit Engagement Letter dated April 14, 2011 between Exceed and Crowe Horwath LLP, effective immediately.

I am sure that Exceed’s new auditor will contact you and Exceed authorizes and requests you to cooperate fully with our new Audit firm, to respond fully to and without limitation to their inquiries, and provide copies of all materials requested by them in connection with the transition and future audits. Among other matters, please provide access to electronic materials prepared by Crowe Horwath LLP for Exceed’s benefit and cooperate with Exceed’s agents to provide such further materials Exceed may require. I thank you in advance for your cooperation with the new Audit firm. If they ask you to undertake any actions that will entail the expenditure of more than a nominal amount of time, please contact us before you do so to be sure there is no misunderstanding regarding payment.

On behalf of Exceed, I wish you and everyone at Crowe Horwath LLP our best regards and look forward to working with you in the future.

Sincerely,

/s/ Yea-Mow Chen

Director